Filed pursuant to Rule 424(b)(3)
File No. 333-259455

Up to $650,000,000
Common Stock
Supplement No. 6, dated May 23, 2023
to
Prospectus, dated October 29, 2021 and
Prospectus Supplement, dated November 2, 2021

This supplement amends, supplements or modifies certain information contained in the prospectus supplement, dated November 2, 2021 (the “ATM Prospectus Supplement”) and the accompanying prospectus, dated October 29, 2021 (the “Base Prospectus,” and together with the ATM Prospectus Supplement, any supplements thereto and the documents deemed incorporated by reference in each, the “Prospectus”), which relate to the sale of shares of common stock of Capital Southwest Corporation in an “at-the-market” offering (the “ATM Program”) pursuant to those certain (i) third amended and restated equity distribution agreements, each dated May 26, 2021 and as amended from time to time, with each of Jefferies LLC (“Jefferies”) and Raymond James & Associates, Inc. (“Raymond James”) and (ii) amended and restated equity distribution agreements, each dated May 26, 2021 and as amended from time to time, with each of JMP Securities LLC (“JMP”) and B. Riley Securities, Inc. (“B. Riley” and, together with Jefferies, Raymond James and JMP, the “Sales Agents”). The terms the “Company,” “CSWC,” “we,” “us,” and “our” refer to Capital Southwest Corporation and its subsidiaries, unless indicated otherwise. Capitalized terms used but not defined herein shall have the same meaning given them in the ATM Prospectus Supplement.
You should carefully read the entire Prospectus and this supplement before investing in our common stock. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the information set forth under the sections entitled “Risk Factors” on page S-10 of the ATM Prospectus Supplement, page 11 of the Base Prospectus and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023, which is incorporated by reference into the Prospectus, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated into the Prospectus, before investing in our common stock.
STATUS OF THE "AT-THE-MARKET" OFFERING
From March 4, 2019 to March 31, 2023, we sold a total of 16,613,122 shares of our common stock under the ATM Program for gross proceeds of approximately $344.7 million and net proceeds of approximately $337.8 million, after deducting commissions to the Sales Agents on shares sold and offering expenses. As a result and as of the date hereof, up to approximately $305.3 million in aggregate amount of our common stock remains available for sale under the ATM Program.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever there is a reference to fees or expenses paid by “you,” “us” or “CSWC,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as investors in us.

Shareholder Transaction Expenses:
Sales load (as a percentage of offering price)	1.50%	(1)
Offering expenses (as a percentage of offering price)	0.40%	(2)
Dividend reinvestment plan expenses	—%	(3)
Total shareholder transaction expenses (as a percentage of offering price)	1.90%

Annual Expenses (as a percentage of net assets attributable to common stock for the year ended March 31, 2023):
Operating expenses	3.62%	(4)
Interest payments on borrowed funds	7.54%	(5)
Income tax expense/(benefit)	0.06%	(6)
Acquired fund fees and expenses	1.52%	(7)
Total annual expenses	12.74%

(1)Represents the Sales Agents’ commission with respect to the shares of common stock being sold in this offering. There is no guarantee that there will be any additional sales of our common stock pursuant to the Prospectus.
(2)The offering expenses of this offering are estimated to be approximately $2,000,000, of which we have incurred $1,260,000 as of May 19, 2023.
(3)The expenses of administering our dividend reinvestment plan (“DRIP”) are included in operating expenses. The DRIP does not allow shareholders to sell shares through the DRIP. If a shareholder wishes to sell shares they would be required to select a broker of their choice and pay any fees or other costs associated with the sale.
(4)Operating expenses in this table represent the estimated annual operating expenses of CSWC and its consolidated subsidiaries based on actual operating expenses for the year ended March 31, 2023. We do not have an investment adviser and are internally managed by our executive officers under the supervision of our board of directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals including, without limitation, compensation expenses related to salaries, discretionary bonuses and restricted stock grants.
(5)Interest payments on borrowed funds represents our estimated annual interest payments based on actual interest rate terms under the Credit Facility, with available commitments of $400 million, and our anticipated drawdowns from the Credit Facility, our actual interest rate terms under the SBA Debentures and our anticipated drawdowns of the SBA Debentures, the January 2026 Notes, and the October 2026 Notes. As of March 31, 2023, we had $235.0 million outstanding under the Credit Facility, $120.0 million outstanding under the SBA Debentures, $140.0 million in aggregate principal of the January 2026 Notes outstanding, and $150.0 million in aggregate principal of the October 2026 Notes outstanding. Any future issuances of debt securities will be made at the discretion of management and our board of directors after evaluating the investment opportunities and economic situation of the Company and the market as a whole.
(6)Income tax expense/(benefit) relates to the accrual of (a) deferred and current tax provision (benefit) for U.S. federal income taxes and (b) excise, state and other taxes. Deferred taxes are non-cash in nature and may vary significantly from period to period. We are required to include deferred taxes in calculating our annual expenses even though deferred taxes are not currently payable or receivable. Income tax expense/(benefit) represents the estimated annual income tax expense/(benefit) of CSWC and its consolidated subsidiaries based on actual income tax expense/(benefit) for the year ended March 31, 2023.
(7)Acquired fund fees and expenses represent the estimated indirect expense incurred due to our investment in I-45 SLF LLC, a joint venture with Main Street Capital Corporation, based upon the actual amount incurred for the fiscal year ended March 31, 2023.

Example
The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming 5.0% annual return	$127	$353	$545	$910

The example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all dividends at NAV, participants in our DRIP will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the average purchase price of all shares of common stock purchased by the administrator of the DRIP in the event that shares are purchased in the open market to satisfy the share requirements of the DRIP, which may be at, above or below NAV. See “Dividend Reinvestment Plan” in the Base Prospectus for additional information regarding our DRIP.